UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 1-16489

A. FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

(Full title of the Plan)

B. FMC TECHNOLOGIES, INC.

200 East Randolph Drive, Chicago, Illinois 60601

(Name and Address of Principal Executive Office of Issuer of Securities Held by the Plan)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Technologies, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

By	/s/ JEFFREY W. CARR
Jeffrey W. Carr Vice President, General Counsel and Secretary

Date: June 27, 2003

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Independent Auditors’ Report

The Employee Welfare Benefits Plan

Committee of FMC Technologies, Inc.:

We have audited the accompanying statements of net assets available for benefits of the FMC Puerto Rico Savings and Investment Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Chicago, Illinois

June 16, 2003

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments, at fair value	$94,708	$92,988
Participant loan	3,128	5,070

Net assets available for benefits	$97,836	$98,058

See accompanying notes to financial statements.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions:
Net appreciation (depreciation) in fair value of investments	$(20,084)	$14,749
Interest and dividend income	582	538

Net investment income (loss)	(19,502)	15,287
Employee contributions	14,030	11,333
Employer contributions	9,562	6,375

Total additions	4,090	32,995

Deductions:
Distributions to participants	3,000	3,831
Administrative expenses	1,312	916

Total deductions	4,312	4,747

Net additions (deductions)	(222)	28,248
Net assets available for benefits, beginning of year	98,058	69,810

Net assets available for benefits, end of year	$97,836	$98,058

See accompanying notes to financial statements.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of the Plan

The following description of the FMC Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan text for a more complete description of the Plan’s provisions.

FMC Technologies AG, formerly known as FMC International AG, a wholly owned subsidiary of FMC Technologies, Inc. (the “Company”), became the successor-sponsor of the Plan, effective May 1, 2001, in conjunction with the spin-off of FMC Technologies, Inc. from FMC Corporation (Note 6).

(a)	General

The Plan is a qualified salary-reduction plan under Section 1165(a) of the Internal Revenue Code, which covers all permanent full-time and part-time employees of the Puerto Rico Branch of FMC Technologies AG working in Puerto Rico other than employees who generally reside or work outside of Puerto Rico and employees covered by certain collective bargaining agreements. Such employees are eligible to participate in the Plan immediately after commencement of their employment with FMC Technologies AG. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan’s inception was effective January 1, 1998, and it was amended and restated effective January 1, 2000 to reflect Plan changes and changes in the Internal Revenue Code. FMC Technologies AG has delegated the authority to act as the Plan administrator to the FMC Technologies, Inc. Employee Welfare Benefits Plan Committee (the “Committee”).

(b)	Contributions

Participants may elect to have their annual compensation reduced by up to $8,000, subject to adjustments to reflect changes in the cost of living, but not by more than 10% of their total compensation in the aggregate. The aggregate amount of such reductions is contributed to the Plan trust on a pretax basis. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $8,000 (but not more than 20% of their total compensation in the aggregate). The Company makes matching contributions ranging from 40% to 100% of the portion of those contributions not in excess of 5% of each participant’s compensation (“Basic Contribution”), regardless of the $8,000 limit on pretax contributions. At December 31, 2002, 20 current and former employees participated in the Plan.

(c)	Trust and Record Keeping

The Committee and Banco Popular de Puerto Rico (the “Trustee”) established a trust (the “Trust”) for investment purposes as part of the Plan. Fidelity Institutional Retirement Services Company is the Plan’s record keeper (the “Record Keeper”) and acts as an agent for the Trustee.

(d)	Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments with at least 2% directed to each investment option selected. Investment options include the following:

1)	FMC Technologies Stock Fund – Funds are invested in the common stock of FMC Technologies, Inc.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

2)	FMC Stock Fund – Funds are invested in the common stock of FMC Corporation. Effective December 31, 2001, this Fund is no longer available as an investment option for future investments. As of June 30, 2003, this Fund will be terminated and the Trustee will liquidate the Fund and invest the proceeds in the Fidelity Retirement Government Money Market Portfolio.

3)	Fidelity Managed Income Portfolio – Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund’s investment manager. For the plan years ending December 31, 2002 and December 31, 2001, the effective annual yield was approximately 5.1% and 5.8%, respectively.

4)	Clipper Fund – Funds are invested in common stocks that are considered undervalued by the fund manager and in long-term bonds.

5)	Mutual Qualified Fund (Z) – Funds are invested primarily in common and preferred stocks that are considered undervalued by the fund manager.

6)	Sequoia Fund – Fund investments are concentrated in a relatively small number of mostly U.S. headquartered companies with long-term growth potential.

7)	Fidelity Puritan Fund – Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

8)	Fidelity Magellan Fund – Funds are primarily invested in common stocks of domestic and foreign companies.

9)	Fidelity Blue Chip Growth Fund – Funds are invested primarily in common stocks of well-known and established companies.

10)	Fidelity Low-Priced Stock Fund – Funds are heavily invested in undervalued stocks or out-of-favor stocks.

11)	Fidelity Diversified International Fund – Funds are invested primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

12)	Fidelity Retirement Government Money Market Portfolio – Funds are invested in short-term obligations of the U.S. Government or its agencies.

13)	Fidelity U.S. Equity Index Pool Fund – Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

14)	PIMCO Total Return Fund – Funds are invested primarily in U. S. government, corporate, mortgage and foreign bonds. The PIMCO Total Return Fund-Institutional Class changed to the PIMCO Total Return Fund-Administrative Class effective June 1, 2002.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

15)	Morgan Stanley Institutional Fund Trust (“MSIFT”) Mid Cap Growth Portfolio – Funds are invested primarily in equities of small to mid-sized companies that are growing rapidly and are expected to grow and perform well. The MSIFT Mid Cap Growth Portfolio changed to MSIFT Mid Cap Growth Portfolio-Administrative Class effective June 1, 2002.

16)	Fidelity Capital & Income Fund – Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

17)	Fidelity Freedom Funds – a series of asset allocation funds: Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund and Freedom 2040 Fund. These target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates. The Freedom Income Fund, designed for those already in retirement, emphasizes bond and money market mutual funds.

Prior to December 31, 2001, all Company contributions were invested in the FMC Stock Fund and were credited to the respective accounts of the employees participating in the Plan. On December 31, 2001, the FMCTI Stock Fund was created as a result of the distribution of the Company’s stock by FMC Corporation (Note 6). Effective January 1, 2002, Company contributions to the Plan are invested by the Trustee in the FMCTI Stock Fund and credited to the respective accounts of the employees participating in the Plan. While investments may generally be transferred among funds, amounts contributed by the Company to the FMCTI Stock Fund are not eligible for fund transfer.

Prior to February 26, 2001, participants could change their investment options and move their account balances within the funds as frequently as they chose except with respect to employee Basic Contributions to the FMC Stock Fund, where the value of the account could be moved once a year after a participant reached age 50, and Company contributions, which could not be moved to other funds. Effective February 26, 2001, participants were given the ability to move account balances with respect to employee Basic Contributions to and from the FMC Stock Fund at any time.

(e)	Vesting

Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company’s contributions and related earnings is based on years of service. A participant is 100 percent vested after five years of service.

(f)	Payment of Benefits

Upon termination of service or attainment of age 59 1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants whose accounts are valued at more than $5,000 may, upon termination, elect to defer their lump sum distribution or receive annual installments over not more than 20 years. If a participant is not fully vested in the Company’s contributions to his or her account on the date of termination of his or her employment, the non-vested portion is forfeited.

(g)	Expenses

Certain administrative expenses of the Plan are paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

accounts. Certain other Plan sponsor expenses may be paid by the Plan sponsor from the forfeitures balance.

(h)	Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50 percent of the participant’s vested account balance. Loans are secured by the participant’s vested account balance and must be repaid over not more than 60 months with interest at a reasonable rate as determined by the Plan administrator. At December 31, 2002, a loan of $3,128 was outstanding.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100 percent vested in their account balances.

(j)	Forfeited Accounts

Forfeited accounts may be used to pay certain Plan administration expenses. Any balances remaining after payment may be used to reduce future employer contributions.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

(b)	Investment Transactions and Income Recognition

Security transactions are recorded in the financial statements on a settlement-date basis, which does not differ materially from a trade-date basis. Dividends are recorded as earned on the record date. Interest is recorded as earned on the accrual basis.

(c)	Valuation of Investments

Quoted or estimated market prices are used to value investments except for certain contracts, held at December 31, 2001, with banks and insurance companies, which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value, which approximates market value.

(d)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the plan administrator does

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

not believe such differences will materially affect the Plan’s financial position or results of operations.

(e)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

Investments at fair value which represent 5% or more of the Plan’s net assets available for benefits at December 31, 2002 and 2001, are separately identified below:

	December 31,
	2002	2001
FMC Stock Fund	$12,781	$53,395
FMC Technologies Stock Fund	49,239	25,386
Fidelity Diversified International Fund	17,385	—
Fidelity Blue Chip Growth Fund	5,239	—

During 2002 and 2001, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31,
	2002	2001
FMC Stock Fund	$(22,922)	$15,144
FMC Technologies Stock Fund	6,976	—
Clipper Fund	(29)	84
Mutual Qualified Fund (Z)	(424)	(26)
Sequoia Fund	(38)	112
Fidelity Blue Chip Growth Fund	(1,275)	(484)
Fidelity Diversified International Fund	(2,289)	(81)
Fidelity Freedom 2030 Fund	(83)	—

	$(20,084)	$14,749

(4)	Non-Participant Directed Investments

Non-participant directed investments are composed of forfeited non-vested balances that have not been allocated to participant accounts. These accounts, totaling $59 and $1,230 at December 31, 2002 and 2001, respectively, are included in the Fidelity Managed Income Portfolio.

Changes in the non-participant directed investments were as follows:

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

	2002	2001
Non-participant directed investments (beginning balance)	$1,230	$1,367
Dividend income	17	66
Non-vested forfeited accounts	—	563
Forfeitures used to reduce Company contributions	—	—
Forfeitures used for Plan expenses	(1,188)	(766)

Non-participant directed investments at December 31	$59	$1,230

The net assets within the FMCTI stock fund relating to non-participant directed investments are $22,676 and $32,169 as of December 31, 2002 and 2001, respectively. The components of the changes in net assets relating to these investments are contributions for the year ended December 31, 2002 of $9,562, transfers to participant directed investments of $11,305, and $7,750 primarily related to net depreciation.

(5)	Income Taxes

The Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)	FMC Corporation’s Reorganization

The Company was a wholly owned subsidiary of FMC Corporation until it completed an initial public offering of 17% of its common stock on June 14, 2001. FMC Corporation distributed its remaining 83% ownership of the Company’s stock to all FMC Corporation’s stockholders in the form of a dividend on December 31, 2001. Each FMC Corporation stockholder of record as of December 12, 2001, received a dividend of approximately 1.72 shares of the Company’s common stock for each share of FMC Corporation common stock. For participants with an interest in the FMC Stock Fund, the Company stock dividend was invested in the FMCTI Stock Fund.

As a result of the reorganization, effective May 1, 2001, FMC International AG, now known as FMC Technologies AG, a wholly owned subsidiary of the Company, became the successor-sponsor of the Plan.

FMC PUERTO RICO SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value at December 31, 2002
FMC Stock Fund (FMC Corporation Common Stock)	FMC Corporation Common Stock, approximately 468 shares	$12,781

FMCTI Stock Fund (FMC Technologies, Inc. Common Stock) * – participant directed	FMC Technologies, Inc. Common Stock, approximately 1,300 shares	26,563

FMCTI Stock Fund (FMC Technologies, Inc. Common Stock) * – non-participant directed	FMC Technologies, Inc. Common Stock, approximately 1,110 shares	22,676

Fidelity Managed Income Portfolio * – non-participant directed	Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions	59

Clipper Fund	Stock Value Fund	643

Mutual Qualified Fund (Z)	Stock Long-term Growth Fund	2,861

Sequoia Fund	Stock Long-term Growth Fund	3,973

Fidelity Blue Chip Growth Fund *	Large Companies Stock Fund	5,239

Fidelity Diversified International Fund *	Growth Mutual Fund of Foreign Companies	17,385

Fidelity Retirement Government Money Market Portfolio *	Money Market Mutual Fund	1,209

Fidelity Freedom 2030 Fund *	Asset allocation series fund which primarily invests in other Fidelity mutual funds (stock, bond and money market) which provide moderate asset allocation with a target retirement date.	1,319

Participant loan receivable	Rate of interest 5.7%	3,128

Total assets held for investment purposes		$97,836

*	– party-in-interest.

See accompanying independent auditors’ report.

EXHIBIT INDEX

NUMBER IN EXHIBIT TABLE	DESCRIPTION

23.1	Consent of KPMG LLP